780 NORTH WATER STREET
MILWAUKEE, WISCONSIN 53202-3590
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WWW.GKLAW.COM

November 30, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)

File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Tuesday, November 17, 2015 regarding (1) the preliminary proxy statement on Schedule 14A filed by the BMO Pyrford Global Equity Fund (the “Pyrford Fund”) on November 9, 2015, and (2) the preliminary proxy statement on Schedule 14A filed by the BMO Multi-Asset Income Fund (the “Multi-Asset Fund”) on November 12, 2015 (the Pyrford Fund and the Multi-Asset Fund are collectively referred to herein as the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Registrant’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statements. Please note that concurrently with the filing of this response letter, the Registrant is filing a definitive proxy statement for each Fund, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, which incorporates the comments specified below. The Registrant anticipates mailing the definite proxy statements to shareholders of each Fund on or about December 4, 2015.

Comments on both Proxy Statements

1.	Comment: Please supplementally confirm that the Registrant is familiar with and has read Form N-8F.

Response: The Registrant supplementally confirms that it is familiar with and has read Form N-8F.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN, S.C, IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. O’Neal-Johnson

November 30, 2015

2.	Comment: Please supplementally confirm that the Funds will stay current on all filings.

Response: The Registrant supplementally confirms that the Funds will stay current on all filings.

3.	Comment: Please supplementally confirm that the Funds will try to locate all shareholders.

Response: The Registrant supplementally confirms that the Funds will try to locate all shareholders. The Funds do not anticipate being unable to locate shareholders.

4.	Comment: Please supplementally confirm that the Funds will decide on the collectability of all receivables and that each Fund will fold into its liquidation expenses anything that it believes will not be collected.

Response: The Registrant supplementally confirms that it will determine the collectability of all receivables for the Funds and will fold anything that is not collected into each Fund’s respective liquidation expenses.

5.	Comment: Please include an estimate of the liquidation costs in the proxy statement for each Fund.

Response: The Registrant respectfully declines to include an estimate of the liquidation costs because it does not believe that Schedule 14A requires such disclosure. Additionally, as noted under “Proposal 1 – Summary of the Plan of Liquidation – Expenses,” the Adviser or an affiliate will pay all costs incurred in carrying out the Plan of Liquidation for each Fund, and shareholders of the Funds will not bear any of those costs.

6.	Comment: Please advise supplementally whether Financial Accounting Standards Board – FAS 5 will be used in accounting for the expenses of each liquidation.

Response: The Registrant supplementally advises that it is unaware of any loss contingencies relating to the Funds at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Adviser.

7.	Comment: Please supplementally confirm whether the Funds have any receivables due from the Adviser.

Response: The Registrant supplementally confirms that the Funds do not have any receivables due from the Adviser.

Ms. O’Neal-Johnson

November 30, 2015

8.	Comment: Please supplementally confirm that the Funds will stop selling their shares upon liquidation.

Response: The Registrant supplementally confirms that the Funds will stop selling their shares upon liquidation. In fact, as of the date hereof, the Funds are no longer accepting purchases from new or existing shareholders.

9.	Comment: Please supplementally confirm that the Registrant has determined whether applicable state law requires shareholder approval of each Fund’s liquidation.

Response: The Registrant is an open-end, management investment company that was established as a Wisconsin corporation and is, therefore, subject to the Wisconsin Business Corporation Law (the “WBCL”).

Under the WBCL, to liquidate and dissolve a Fund, the Registrant must file an amendment to its Articles of Incorporation, as amended (the “Articles”), terminating the Fund as a series of the Registrant. Pursuant to Section 180.1003 of the WBCL, the Registrant must obtain approval from the Registrant’s board of directors and the shareholders of the Fund to file an amendment to the Articles terminating the Fund.

Therefore, the Registrant supplementally confirms that the WBCL requires shareholder approval of each Fund’s liquidation, which is the reason why proxy statements to solicit shareholder approval have been filed in connection with the planned liquidations.

10.	Comment: On page 5 of each proxy statement, please bold the fourth line in the paragraph above the heading “Board Approval and Recommendation,” and indicate the penalty for an early withdrawal (if any).

Response: The Registrant has made the requested changes.

*            *             *

Ms. O’Neal-Johnson

November 30, 2015

If you have any questions regarding these responses, please contact the undersigned at 608-284-2226.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Pamela M. Krill

Pamela M. Krill

cc:	Working Group